Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
Steve Benjamin, Manager
Phone: 612-359-2554
888-748-3863
Web Site: www.sitfunds.com

Sit Dividend Growth Fund

January 2007

Outline

I. Performance

II. The Environment For Dividends

III. Dividend Growth Portfolio Characteristics

I. Performance

Please refer to disclosure on title page. The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Performance Attribution Analysis By Economic Sector

December 31, 2005 – December 31, 2006

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
SIA SECTOR	Average Weight	Total Return	Average Weight	Total Return	Selection + Interaction	Allocation Effect	Total Effect
Finance	22.45	28.89	21.42	19.67	1.81	0.09	1.90
Health Services	1.11	15.49	2.82	-2.16	0.17	0.38	0.56
Technology Services	3.76	23.94	5.10	9.99	0.55	0.01	0.56
Producer Manufacturing	14.27	18.49	8.67	15.12	0.60	-0.06	0.54
Retail Trade	3.33	8.83	5.75	5.59	0.28	0.25	0.53
Consumer Non-Durables	9.49	21.50	7.35	17.05	0.40	0.03	0.42
Non-Energy Minerals	1.42	45.13	1.18	23.18	0.32	0.03	0.35
Commercial Services	2.51	23.81	1.22	16.97	0.20	0.05	0.26
Electronic Technology	3.99	3.38	9.52	8.12	-0.23	0.42	0.20
Consumer Durables	0.00	1.21	1.56	6.86	0.00	0.14	0.15
Health Technology	11.93	12.25	9.81	10.70	0.17	-0.07	0.11
Transportation	2.83	11.31	1.82	6.75	0.11	-0.08	0.03
Communications	2.59	40.60	3.32	37.05	0.10	-0.14	-0.04
Utilities	3.76	18.86	3.36	20.97	-0.05	-0.01	-0.06
Industrial Services	4.21	9.25	2.43	14.42	-0.18	0.01	-0.17
Process Industries	3.10	10.49	2.22	17.21	-0.30	0.02	-0.27
Energy Minerals	9.25	17.39	7.68	27.24	-0.81	0.25	-0.56
Total	**100.00**	**19.90**	**100.00**	**15.83**	**3.17**	**0.90**	**4.07**

Holdings Data As Of
DGF225 12/30/2005 through 12/28/2006
S&P 500 12/30/2005 through 11/30/2006

Source: FactSet Research Systems Note: Returns Are Estimated

Performance Attribution Analysis By Economic Sector

December 31, 2003 – December 31, 2006

SIA SECTOR	Sit Dividend Growth Fund Average Weight	Sit Dividend Growth Fund Total Return	S&P 500 Average Weight	S&P 500 Total Return	Attribution Analysis Selection + Interaction	Attribution Analysis Allocation Effect	Attribution Analysis Total Effect
Finance	21.87	67.36	21.08	41.33	4.95	0.08	5.03
Energy Minerals	10.34	95.69	6.89	114.39	-0.76	2.81	2.05
Transportation	3.40	74.59	1.70	38.25	1.25	0.76	2.00
Utilities	4.76	99.27	3.20	76.39	0.92	0.97	1.90
Retail Trade	3.27	69.62	5.99	24.57	1.63	0.09	1.72
Consumer Durables	1.28	44.14	1.76	7.65	0.73	0.50	1.23
Electronic Technology	4.09	-6.46	9.86	9.49	-0.57	1.77	1.19
Commercial Services	1.78	86.56	1.23	35.74	0.82	0.13	0.94
Producer Manufacturing	14.34	40.81	8.73	39.87	0.55	0.32	0.87
Non-Energy Minerals	0.64	115.02	1.07	50.70	0.61	0.23	0.85
Technology Services	1.48	4.50	5.10	22.62	0.53	0.26	0.80
Industrial Services	3.38	93.84	1.96	116.47	-0.59	1.12	0.53
Consumer Non-Durables	9.57	43.31	7.51	37.82	0.48	-0.20	0.28
Consumer Services	0.77	-18.15	5.10	24.65	-0.43	0.67	0.25
Process Industries	4.59	24.60	2.23	40.11	-0.50	0.06	-0.44
Communications	2.67	22.37	3.30	51.08	-0.13	-0.34	-0.47
Health Services	0.63	25.19	2.66	67.09	0.14	-0.64	-0.50
Health Technology	11.12	-9.05	10.61	9.27	-3.05	-0.09	-3.14
Total	**100.00**	**51.55**	**100.00**	**36.47**	**6.56**	**8.52**	**15.08**

Holdings Data As Of
DGF225 1/02/2004 through 12/28/2006
S&P 500 12/30/2005 through 11/30/2006

Source: FactSet Research Systems Note: Returns Are Estimated

II. The Environment For Dividends

Dividend Growth Investing: Why It's Currently Attractive

The Return Environment

In the more modest return environment expected for equities going forward, dividends are likely to become a larger component of total returns.

Investor Preferences

Investors have become somewhat more conservative in this post-Enron environment. For individuals, both demographics and reduced tax rates favor dividend/income-oriented investing.

Higher Corporate Payouts

Corporate liquidity during the ongoing economic recovery is at an all time high. In addition, payout ratios remain well below historical norms and have just begun to move higher.

Please refer to disclosure on title page.
Please refer to disclosure on p. 5 "The Environment For Dividends."

Annualized Returns of S&P 500 Stocks by Dividend Policy
January 31, 1972 to December 31, 2006



12%
10%
8%
6%
4%
2%
0%
11.0%
10.3%
7.2%
3.6%
2.4%
8.7%
Dividend Growers & Initiators
All Dividend Paying Stocks
Dividend Payers w/No Change in Dividends
Dividend Cutters or Eliminators
Non Dividend-Paying Stocks
S&P 500 Geometric Equal-Weighted Total Return Index

Based on equal-weighted geometric average of total returns of S&P 500 component stocks, with components reconstituted annually.

Source: Ned Davis Research

Relative Performance of High Dividend Yield and High Dividend Growth



High Dividend Yield
High Dividend Growth
High Div Yield AND High Div Growth
Excess Performance (logged)
130
125
120
115
110
105
100
95
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06

Source: Merrill Lynch Global Quantitative Strategy, MSCI, Worldscope

Back-testing since 1989 indicates combining high dividend yield with high dividend growth has achieved annualized out performance of 7.1%, on average.

Source: Merrill Lynch, September 25, 2006

Dividends May Be Larger Component of Total Returns as Payouts and Equity Returns Normalize

S&P 500
Dividend Yield Monthly: Jan 1900 Onwards



18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
+1 St. Dev. 6.1%
Average 4.4%
-1 St. Dev. 2.7%
1.8%
1900
1904
1908
1912
1916
1920
1924
1928
1932
1936
1940
1944
1949
1953
1957
1961
1965
1969
1973
1977
1981
1985
1989
1993
1998
2002

Source: Morgan Stanley, January 9, 2006

Dividend Contribution To Total Return
US$ in millions, unless otherwise stated



Dividend Contribution
Capital Appreciation
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
58%
42%
57%
43%
83%
17%
1926 - 1959
1960 - 1990
1991 - 2005

Source: CSFB Quantitative Equity Research.

Please refer to disclosure on title page.
Please refer to disclosure on p. 5 "The Environment For Dividends."

Payout Ratios Should Move Higher



S&P 500 Payout Ratio
110
100
90
80
70
60
50
40
30
20
Dec-36
Dec-46
Dec-56
Dec-66
Dec-76
Dec-86
Dec-96
Dec-06



Cash and Short-Term Investments
As a Share of Balance Sheet Assets Nonfinancial Corporations' Quick Ratio [1]
1970 Through Early-October 2004
%
11
10
9
8
7
6
5
4
Cash-to-Assets
x
1.1
1.0
0.9
0.6
0.5
0.4
Quick Ratio
70
72
74
90
92
94
96
00
02
04
To Assets
Quick Ratio

Source: Sit Investment Associates, Inc., ISI Group and Empirical Research Partners

Normal Relationship Between Earnings and Dividend Growth Should Be Re-Established

The Party's Over . . . Dividends Get Back to Work



Correlation Between Dividend Growth and Earnings Growth
Signs of normalcy?
0.8
0.6
0.4
0.2
0
-0.2
-0.4
72%
45%
43%
-35%
69%
1960's
1970's
1980's
1990's
2000's

Source: Standard & Poor's, Thomson Financial, Morgan Stanley Research.

Source: Morgan Stanley, January 7, 2005

Some Industries Are Hoarding Cash

Greatest Falloff In Tech, Healthcare and Energy

% of Stocks Paying Dividends	1985	1990	1995	2000	2004
Cons Discretionary	84%	90%	85%	75%	84%
Cons Staples	96%	98%	98%	94%	92%
Energy	91%	90%	81%	88%	81%
Financials	95%	98%	94%	95%	98%
Health Care	100%	88%	81%	62%	57%
Industrials	90%	85%	91%	84%	86%
Info Tech	60%	68%	59%	29%	30%
Materials	95%	93%	93%	93%	91%
Telecom Services	82%	100%	92%	75%	73%
Utilities	100%	97%	100%	92%	82%
S&P 500	**89%**	**90%**	**88%**	**76%**	**75%**

Source: Compustat, Worldscope, FactSet, Morgan Stanley Research.

Source: Morgan Stanley, January 7, 2005

Industries Having Ability to Increase Payouts



Current vs. Average Dividend Payout
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
13%
2%
-4%
-5%
-9%
-14%
-21%
-29%
-33%
-39%
-54%
Telecom.Svcs
Industrials
Cons Staples
Financials
Materials
Utilities
S&P 500
Health Care
Cons Discret
Info Tech
Energy

Average from 1984-2004. Source: Morgan Stanley Research, Compustat.

Tech Payouts on the Rise

Data Thru December 31, 2005



Percentage of Russell 1000 Tech Companies Paying a Dividend
40%
30%
20%
10%
0%
2000
2001
2002
2003
2004
2005

Source: Fact Set Research Systems and Sit Investment Associates, Inc.

Please refer to disclosure on title page.
Please refer to disclosure on p. 5 "The Environment For Dividends."

Corporations Now Refocusing on Dividends Relative to the 1990's


Number of Dividend Payers
Within the S&P 500
480
460
440
420
400
380
360
340
320
300
469
386
351
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004


S&P 500 LTM Dividends per Share, Y/Y Growth
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
Mar-89
Mar-92
Mar-95
Mar-98
Mar-01
Mar-04

Source: Morgan Stanley, Standard & Poors, Sit Investment Associates, Inc., December 31, 2005

Growth in S&P 500 Dividends and Share Buybacks to Remain Strong



The Cash Flows Out
Companies in the Standard & Poor's 500 sharply increased their dividends and their share buybacks in 2005, creating a windfall for investors.
S. & P. 500 DIVIDENDS
S. & P. 500 SHARE BUYBACKS
CHANGE FROM YEAR EARLIER
1999
2000
2001
2002
2003
2004
2005*
+ 9.3%
+ 4.5
– 5.9
+ 0.2
+ 6.0
+29.8
+36.5
$100 bil.
$200
$300
$400
$500

Source: The New York Times, January 7, 2006

III. Dividend Growth Portfolio Characteristics

Sit Dividend Growth Fund Structure / Characteristics

- Dividend yield (gross) approximately 100 bps higher than S&P 500
- Forecasted beta of 0.79 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 50% of holdings in SIA growth portfolios
- 96% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts
- ADR's account for 10% of the portfolio
- Equal proportion of dividend growth companies and higher yielding securities

Dividend Growth Portfolios

What Do We Look For?

- The fundamental process is the same as in traditional Sit Growth portfolios. We look for:
  - Growing earnings;
  - Stable-to-improving margins;
  - Global opportunities;
  - A sustainable competitive advantage; and
  - Experienced management

- But we also look further for companies that exhibit characteristics that would encourage dividends and dividend growth:
  - High current dividend yield or potential for significant dividend increases over time;
  - Emphasis on balance sheet strength, includes low debt and strong cash flow; and
  - Consistency of earnings, cash flow generation

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

December 31, 2006

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
AB	ALLIANCEBERNSTEIN HOLDING LP	2.1%	4.2%	99%	13%
AEE	AMEREN CORP	0.7%	4.8%	98%	6%
AHL	ASPEN INSURANCE HOLDINGS LTD	0.8%	2.3%	20%	10%
ALV	AUTOLIV INC	0.8%	2.5%	31%	9%
AMB	AMB PROPERTY CORP	0.8%	3.3%	94%	6%
BP	BP PLC - ADR	1.8%	3.6%	35%	9%
C	CITIGROUP INC	2.7%	3.6%	46%	10%
CMP	COMPASS MINERALS INTL INC	0.8%	4.0%	103%	5%
CPSI	COMPUTER PROGRAMS & SYSTEMS	0.4%	4.3%	97%	14%
CTR	CATO CORP - CL A	0.7%	2.7%	36%	10%
DD	DU PONT (E I) DE NEMOURS	0.9%	3.1%	56%	10%
DEO	DIAGEO PLC - ADR	1.3%	2.9%	46%	11%
EMR	EMERSON ELECTRIC CO	1.7%	2.4%	41%	11%
EQT	EQUITABLE RESOURCES INC	1.3%	2.2%	46%	10%
EXC	EXELON CORP	1.2%	2.9%	55%	11%
FCX	FREEPORT-MCMORAN COP&GOLD	0.9%	2.4%	62%	11%
GAIN	GLADSTONE INVT CORP	0.8%	5.4%	N/A	15%
GIS	GENERAL MILLS INC	1.0%	2.6%	43%	8%
GSK	GLAXOSMITHKLINE PLC - ADR	1.3%	3.3%	51%	6%
HGT	HUGOTON ROYALTY TRUST	0.8%	2.3%	84%	10%
HON	HONEYWELL INTERNATIONAL INC	0.8%	2.0%	35%	11%
IPCR	IPC HOLDINGS LTD	0.7%	2.1%	21%	11%
JPM	JPMORGAN CHASE & CO	2.1%	2.8%	35%	10%
KMB	KIMBERLY-CLARK CORP	1.3%	2.8%	64%	7%
KMI	KINDER MORGAN INC	1.0%	3.3%	69%	12%
KYN	KAYNE ANDERSON MLP INVSMNT C	2.4%	6.1%	N/A	6%
LLY	LILLY (ELI) & CO	1.0%	3.3%	54%	8%
LNC	LINCOLN NATIONAL CORP	1.6%	2.4%	30%	11%
MIC	MACQUARIE INFRASTRUCT CO TR	1.3%	6.2%	100%	13%
MRO	MARATHON OIL CORP	2.4%	1.8%	11%	10%
PBI	PITNEY BOWES INC	1.3%	2.7%	58%	9%
PCU	SOUTHERN COPPER CORP	0.9%	10.6%	84%	10%
PDS	PRECISION DRILLING TRUST	0.9%	14.3%	82%	8%
RPM	RPM INTERNATIONAL INC	0.7%	3.2%	62%	13%
SFL	SHIP FINANCE INTL LTD	0.9%	8.2%	73%	7%
T	AT&T INC	1.7%	4.2%	72%	8%
TNP	TSAKOS ENERGY NAVIGATION LTD	0.9%	5.2%	29%	10%
TOT	TOTAL SA - ADR	2.1%	1.4%	35%	9%
TXU	TXU CORP	0.8%	3.2%	32%	16%
UAPH	UAP HOLDING CORP	0.9%	3.3%	81%	10%
USB	U S BANCORP	0.7%	4.5%	53%	9%
WFC	WELLS FARGO & CO	2.2%	3.2%	44%	11%
	Total	49%			
	Median		3.2%	53%	10%

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
ABT	ABBOTT LABORATORIES	1.6%	2.4%	56%	12%
ACE	ACE LTD	1.4%	1.7%	17%	12%
ACN	ACCENTURE LTD	1.2%	0.9%	20%	14%
ADP	AUTOMATIC DATA PROCESSING	0.8%	1.9%	40%	12%
APD	AIR PRODUCTS & CHEMICALS INC	1.0%	2.0%	40%	12%
BBY	BEST BUY CO INC	0.8%	0.8%	14%	16%
BCR	BARD (C.R.) INC	0.7%	0.7%	17%	15%
BDX	BECTON DICKINSON & CO	1.5%	1.4%	29%	13%
BEN	FRANKLIN RESOURCES INC	0.8%	0.5%	10%	15%
BNI	BURLINGTON NORTHERN SANTA FE	0.9%	1.4%	18%	15%
CAT	CATERPILLAR INC	0.7%	2.0%	21%	16%
CB	CHUBB CORP	0.8%	1.9%	17%	10%
CL	COLGATE-PALMOLIVE CO	0.9%	1.9%	50%	10%
CLE	CLAIRES STORES INC	0.5%	1.2%	23%	13%
COST	COSTCO WHOLESALE CORP	0.7%	1.0%	21%	13%
GD	GENERAL DYNAMICS CORP	1.8%	1.2%	22%	10%
GE	GENERAL ELECTRIC CO	4.0%	3.0%	54%	11%
GVA	GRANITE CONSTRUCTION INC	0.7%	0.8%	14%	12%
HPQ	HEWLETT-PACKARD CO	1.1%	0.8%	14%	13%
IBM	INTL BUSINESS MACHINES CORP	1.0%	1.2%	19%	10%
ITT	ITT CORP	0.7%	0.8%	28%	12%
JNJ	JOHNSON & JOHNSON	2.1%	2.3%	39%	10%
LTD	LIMITED BRANDS INC	0.7%	2.2%	32%	14%
LUFK	LUFKIN INDUSTRIES INC	1.0%	1.2%	14%	23%
MCK	MCKESSON CORP	0.8%	0.5%	5%	14%
MEL	MELLON FINANCIAL CORP	1.4%	2.1%	41%	11%
MHP	MCGRAW-HILL COMPANIES	1.6%	1.1%	30%	12%
MOT	MOTOROLA INC	0.8%	1.1%	12%	11%
MSFT	MICROSOFT CORP	1.6%	1.3%	29%	12%
NOK	NOKIA CORP - ADR	0.8%	1.7%	37%	11%
NVS	NOVARTIS AG - ADR	1.3%	1.3%	30%	13%
OMI	OWENS & MINOR INC	0.8%	2.0%	42%	12%
OXY	OCCIDENTAL PETROLEUM CORP	1.8%	1.9%	14%	9%
PEP	PEPSICO INC	1.6%	1.9%	39%	11%
PG	PROCTER & GAMBLE CO	2.0%	1.9%	42%	11%
PKI	PERKINELMER INC	1.0%	1.3%	50%	15%
SYNT	SYNTEL INC	1.0%	0.9%	18%	17%
TS	TENARIS SA - ADR	0.5%	0.7%	12%	13%
UPS	UNITED PARCEL SERVICE INC	0.8%	2.0%	40%	12%
UBS	UBS AG	1.3%	2.1%	29%	14%
UTX	UNITED TECHNOLOGIES CORP	2.2%	1.7%	28%	11%
VFC	VF CORP	1.1%	2.7%	39%	10%
WYE	WYETH	1.4%	2.0%	33%	11%
	Total	51%			
	Median		1.4%	28%	12%

Source: FactSet Research Systems

Sit Dividend Growth Fund Strategy vs. Benchmarks

Data as of December 31, 2006

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight + / -	Russell 1000 Growth Weight	Relative Weight + / -	Russell 1000 Value Weight	Relative Weight + / -
Non-Energy Mineral	1.0	1.2	0	1.0	0	1.6	0
Producer Manufacturing	12.7	8.5	++	10.2	+	5.8	++
Electronic Technology	**3.6**	**9.3**	--	**15.4**	--	**2.0**	+
Consumer Durables	0.0	1.5	-	1.6	-	1.7	-
Energy Minerals	8.9	7.8	+	1.5	++	13.8	–
Process Industries	4.0	2.2	+	2.0	+	2.7	+
Health Technology	**11.9**	**9.5**	+	**13.4**	-	**5.6**	++
Consumer Non-Durables	9.1	7.3	+	7.1	+	6.8	+
Industrial Services	3.7	2.3	+	2.9	0	0.3	++
Commercial Services	2.9	1.3	+	2.6	0	0.8	+
Technology Services	**4.7**	**5.5**	**0**	**9.9**	--	**1.1**	++
Health Services	2.0	2.5	0	4.1	-	1.2	0
Consumer Services	0.0	4.9	--	5.6	--	5.4	–
Retail Trade	3.5	5.4	-	9.5	--	1.7	+
Transportation	2.7	1.7	+	2.6	0	0.7	+
Utilities	4.1	3.5	0	1.4	+	6.4	-
Finance	**23.8**	**22.1**	+	**8.4**	++	**36.2**	–
Communications	1.7	3.5	-	0.9	0	6.3	–
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		**67.5**		**51.2**		**55.4**	

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06
NON-ENERGY MINERALS	0.0	0.0	0.5	1.0	1.3	1.7	1.4	1.2	1.0
PRODUCER MANUFACTURING	13.9	16.9	14.7	16.2	15.6	14.8	14.8	13.5	12.7
ELECTRONIC TECHNOLOGY	4.2	4.8	4.5	4.7	4.8	4.2	3.7	3.7	3.6
CONSUMER DURABLES	3.4	3.0	0.9	0.0	0.0	0.0	0.0	0.0	0.0
ENERGY MINERALS	10.3	10.7	10.1	10.8	9.4	9.3	9.5	8.9	8.9
PROCESS INDUSTRIES	6.7	6.8	5.4	4.8	4.8	3.7	2.9	1.8	4.0
HEALTH TECHNOLOGY	9.8	9.0	10.7	11.6	11.9	11.7	11.8	13.5	11.9
CONSUMER NON-DURABLES	10.1	9.4	10.0	9.2	9.5	9.2	9.6	9.8	9.1
INDUSTRIAL SERVICES	6.4	4.8	6.5	3.8	4.0	4.3	4.8	4.2	3.7
COMMERCIAL SERVICES	1.4	1.6	1.7	1.7	1.5	2.4	2.8	2.8	2.9
TECHNOLOGY SERVICES	0.0	0.0	0.0	1.3	2.5	3.3	3.7	4.0	4.7
HEALTH SERVICES	0.0	1.3	1.0	0.5	0.8	0.8	0.7	1.7	2.0
CONSUMER SERVICES	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
RETAIL TRADE	3.1	4.1	4.2	3.6	3.7	3.6	2.8	3.8	3.5
TRANSPORTATION	4.0	3.2	3.9	3.5	3.2	3.0	2.8	2.5	2.7
UTILITIES	4.5	3.6	4.2	4.7	4.3	3.9	3.4	3.6	4.1
FINANCE	18.9	16.8	17.4	18.9	20.1	21.7	22.9	22.0	23.8
COMMUNICATIONS	2.3	4.1	4.4	3.7	2.8	2.5	2.5	3.2	1.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06
NON-ENERGY MINERALS	1.1	1.1	1.0	1.1	1.2	1.2	1.2	1.1	1.2
PRODUCER MANUFACTURING	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5
ELECTRONIC TECHNOLOGY	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3
CONSUMER DURABLES	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5
ENERGY MINERALS	5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8
PROCESS INDUSTRIES	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2
HEALTH TECHNOLOGY	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5
CONSUMER NON-DURABLES	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3
INDUSTRIAL SERVICES	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3
COMMERCIAL SERVICES	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3
TECHNOLOGY SERVICES	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5
HEALTH SERVICES	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5
CONSUMER SERVICES	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9
RETAIL TRADE	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4
TRANSPORTATION	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7
UTILITIES	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5
FINANCE	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1
COMMUNICATIONS	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation

Sit Dividend Growth

December 31, 2006

NON-ENERGY MINERALS	$000	% EQUITY
SOUTHERN COPPER CORP	162	0.5
FREEPORT-MCMORAN COPPER	162	0.5
		1.0

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	1,250	4.0
UNITED TECHNOLOGIES CORP	694	2.2
GENERAL DYNAMICS CORP	572	1.8
EMERSON ELECTRIC CO	520	1.7
AUTOLIV INC	241	0.8
HONEYWELL INTERNATIONAL INC	235	0.8
ITT CORPORATION	227	0.7
CATERPILLAR INC	202	0.7
		12.8

ELECTRONIC TECHNOLOGY	$000	% EQUITY
HEWLETT-PACKARD CO	334	1.1
INTL BUSINESS MACHINES CORP	311	1.0
MOTOROLA INC	241	0.8
NOKIA CORP ADR	234	0.8
		3.6

ENERGY MINERALS	$000	% EQUITY
MARATHON OIL CORP	735	2.4
TOTAL S A ADR	647	2.1
OCCIDENTAL PETROLEUM CORP	557	1.8
BP PLC ADR	550	1.8
HUGOTON ROYALTY TRUST	263	0.8
		8.9

PROCESS INDUSTRIES	$000	% EQUITY
AIR PRODUCTS & CHEMICALS INC	309	1.0
DUPONT E I DE NEMOURS	287	0.9
COMPASS MINERALS INTL INC	249	0.8
RPM INTERNATIONAL INC	221	0.7
UAP HLDG CORP	159	0.5
		4.0

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	647	2.1
ABBOTT LABORATORIES	507	1.6
BECTON DICKINSON & CO	477	1.5
WYETH	423	1.4
GLAXOSMITHKLINE ADR	401	1.3
NOVARTIS A G ADR	391	1.3
LILLY ELI & CO	305	1.0
PERKINELMER INC	296	1.0
BARD C R INC	232	0.7
		11.9

CONSUMER NON-DURABLES	$000	% EQUITY
PROCTER & GAMBLE CO	630	2.0
PEPSICO INC	482	1.6
KIMBERLY CLARK CORP	401	1.3
DIAGEO PLC ADR	397	1.3
V F CORP	328	1.1
GENERAL MILLS INC	300	1.0
COLGATE-PALMOLIVE CO	274	0.9
		9.1

INDUSTRIAL SERVICES	$000	% EQUITY
KINDER MORGAN INC	301	1.0
LUFKIN INDUSTRIES INC	296	1.0
GRANITE CONSTR INC	226	0.7
TENARIS S A ADR	165	0.5
PRECISION DRILLING TRUST	153	0.5
		3.7

COMMERCIAL SERVICES	$000	% EQUITY
MCGRAW-HILL COMPANIES INC	503	1.6
PITNEY BOWES INC	393	1.3
		2.9

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	505	1.6
ACCENTURE LTD BERMUDA	377	1.2
SYNTEL INC	317	1.0
AUTOMATIC DATA PROCESSING	261	0.8
		4.7

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	254	0.8
OWENS & MINOR INC	250	0.8
COMPUTER PROGRAMS & SYS INC	112	0.4
		2.0

RETAIL TRADE	$000	% EQUITY
BEST BUY CO INC	251	0.8
LIMITED BRANDS INC	229	0.7
CATO CORP	220	0.7
COSTCO WHOLESALE CORP	206	0.7
CLAIRES STORES INC	169	0.5
		3.5

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	288	0.9
UNITED PARCEL SERVICE INC	236	0.8
SHIP FINANCE INTL LTD	169	0.5
TSAKOS ENERGY NAVIGATION LTD	142	0.5
		2.7

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	409	1.3
EXELON CORP	384	1.2
TXU CORP	244	0.8
AMEREN CORP	220	0.7
		4.1

FINANCE	$000	% EQUITY
CITIGROUP INC	841	2.7
KAYNE ANDERSON MLP	740	2.4
WELLS FARGO & CO	686	2.2
JPMORGAN CHASE & CO	645	2.1
ALLIANCEBERNSTEIN HOLDING LP	643	2.1
LINCOLN NATIONAL CORP	498	1.6
ACE LTD	424	1.4
MELLON FINL CORP	422	1.4
UBS AG	416	1.3
MACQUARIE INFRASTRUCTURE	415	1.3
CHUBB CORP	254	0.8
ASPEN INSURANCE HOLDINGS LTD	245	0.8
FRANKLIN RESOURCES INC	242	0.8
AMB PROPERTY CORP	240	0.8
GLADSTONE INVT CORP	239	0.8
IPC HOLDINGS LTD	226	0.7
U S BANCORP	210	0.7
		23.8

COMMUNICATIONS	$000	% EQUITY
AT&T INC	515	1.7
		1.7

Dividend Growth-Oriented Stock Examples

Costco Wholesale (COST - $25.3B Market Cap)

Costco is the leading operator of wholesale clubs in North America. As of May 2005, it operated 452 warehouse clubs: 331 in the United States, 64 in Canada, 15 in the United Kingdom, 5 in Korea, 4 in Taiwan, 5 in Japan, 3 in Puerto Rico, and 25 warehouses in Mexico.

- ⇨ Industry-leading same-store sales growth and one of the highest sales per square foot in broadline retailers.
- ⇨ Online sales and international expansion offer long-term upside.
- ⇨ Near-to-intermediate growth prospects improving based on accelerating expansion and higher membership fees, although consumer spending strength remains a concern.
- ⇨ 1.0% yield, 5% FCF yield, 21x 2007 EPS, $6/share in cash on balance sheet

Syntel Inc. (SYNT - $1.3B Market Cap)

SYNT provides IT services to Global 2000 companies. The company's service offerings are grouped into four segments: Applications Outsourcing, e-Business, Business Process Outsourcing (BPO) and

- ⇨ Management has successfully transitioned SYNT from a domestic to offshore IT player.
- ⇨ Margins set to sharply improve following significant investments over the last three years.
- ⇨ Company has diversified beyond its legacy of financial services and telecom focus.
- ⇨ Insiders own 30% of the stock, which is trading at a 40% discount to its offshore peers.
- ⇨ 0.9% yield, 3% FCF yield, 20x 2007 EPS

Owens & Minor (OMI - $1.3B Market Cap)

OMI is the largest medical surgical distributor with a focus on the acute care market. The company distributes everything from bandages and gloves to higher end equipment and technical surgical supplies.

- ⇨ Predictable revenue growth driven by demographics, adding SKUs, and market share gains.
- ⇨ Heavy investment in IT infrastructure has led to share gains and consistent margin improvement.
- ⇨ Recent move into logistics and consulting should improve margins over time.
- ⇨ OMI has paid a dividend since the inception of the company in 1930, and has raised the dividend nine consecutive years.
- ⇨ 2.0% yield, 5% FCF yield, 16x 2007 EPS

Dividend Yield-Oriented Stock Examples

Diago PLC ADR (DEO - $54.4B Market Cap)

DEO is one of the world's leading beverage companies, with strong global brands such as Smirnoff, Johnnie Walker, Tanqueray, Baileys, and Guiness. Operations include producing, distilling, brewing, bottling, packaging, distributing, developing and marketing brands in 180 countries.

- ⇨ Company has successfully reinvested in its fastest growing brands inorder to generate high and consistent single-digit organic growth.
- ⇨ Growth benefiting from investments in emerging markets, particularly Brazil, Russia, India and China.
- ⇨ Stock is trading in-line with peer group, despite superior growth and dividend yield.
- ⇨ Significant restructuring behind the company. Margins and cash flow should accelerate in '07 and '08.
- ⇨ 3.0% dividend yield, 5% free cash flow yield, 17x 2007 EPS.

Equitable Resources (EQT - $5.0B Market Cap)

An integrated natural gas company, EQT operates a local gas distribution utility serving the Pittsburgh area; produces natural gas from its extensive Appalachian properties; and gathers, transports, and markets natural gas in the Northeast US.

- ⇨ Widely considered the best-managed gas utility in the US: 17% annual EPS growth since 2000 with industry-leading returns on capital. Since 1999, management has returned 91% of net income to shareholders via stock repurchases (20% of shares outstanding) and dividends.
- ⇨ EPS should continue to grow 10-15% per year through 2010. Because of the likely endurance of high natural gas prices, in 2004 management elected to accelerate its natural gas production growth and lock in attractive returns via futures.
- ⇨ Since 2003, the company has increased its dividend to US shareholders three times by a cumulative 147%.
- ⇨ 2.5% dividend yield, 5% free cash flow yield, 17x 2007 EPS.

UAP Holding Corp. (UAPH - $1.3B Market Cap)

UAPH is the largest distributor of agricultural "inputs" such as seed, fertilizer and chemicals in North America. The company also provides a broad array of value-added services such as crop management, biotechnology advisory services, custom blending, inventory management and custom applications of crop inputs.

- ⇨ Industry fundamentals are improving for agriculture and the political climate will only get better for farmers.
- ⇨ Agricultural commodity prices (corn, in particular) are up strongly, partially due to incremental ethanol demand.
- ⇨ A key positive for UAPH is that higher corn acreage is inevitable given demand. Corn requires much more seed, fertilizer, etc. compared to other commodities.
- ⇨ Agricultural export growth is an additional long-term positive.
- ⇨ UAPH is gaining share both organically and by acquiring "mom and pop" distributors.
- ⇨ 3.0% dividend yield, 4% free cash flow yield, 15x 2007 EPS.

Top 25 Holdings
Sit Dividend Growth Fund
December 31, 2006

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2007 P/E Ratio
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	$1,250	4.0%	10.4%	17 x
CITIGROUP INC	FINANCE	841	2.7%	10.1%	12 x
KAYNE ANDERSON MLP	FINANCE	740	2.4%	N/A	N/A
MARATHON OIL CORP	ENERGY MINERALS	735	2.4%	15.3%	9 x
UNITED TECHNOLOGIES CORP	PRODUCER MANUFACTURING	694	2.2%	11.4%	15 x
WELLS FARGO & CO	FINANCE	686	2.2%	10.8%	13 x
TOTAL S A ADR	ENERGY MINERALS	647	2.1%	9.4%	10 x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	647	2.1%	9.8%	16 x
JPMORGAN CHASE & CO	FINANCE	645	2.1%	10.0%	12 x
ALLIANCEBERNSTEIN HOLDING LP	FINANCE	643	2.1%	12.8%	18 x
PROCTER & GAMBLE CO	CONSUMER NON - DURABLES	630	2.0%	11.2%	20 x
GENERAL DYNAMICS CORP	PRODUCER MANUFACTURING	572	1.8%	10.1%	16 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	557	1.8%	8.2%	10 x
BP PLC ADR	ENERGY MINERALS	550	1.8%	14.5%	11 x
EMERSON ELECTRIC CO	PRODUCER MANUFACTURING	520	1.7%	10.5%	17 x
AT&T INC	COMMUNICATIONS	515	1.7%	9.7%	14 x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	507	1.6%	9.9%	17 x
MICROSOFT CORP	TECHNOLOGY SERVICES	505	1.6%	11.7%	18 x
MCGRAW-HILL COMPANIES INC	COMMERCIAL SERVICES	503	1.6%	12.2%	24 x
LINCOLN NATIONAL CORP	FINANCE	498	1.6%	10.8%	12 x
PEPSICO INC	CONSUMER NON - DURABLES	482	1.6%	11.0%	19 x
BECTON DICKINSON & CO	HEALTH TECHNOLOGY	477	1.5%	12.5%	18 x
ACE LTD	FINANCE	424	1.4%	12.2%	9 x
WYETH	HEALTH TECHNOLOGY	423	1.4%	7.8%	15 x
MELLON FINL CORP	FINANCE	422	1.4%	11.0%	17 x
	TOTAL		48.8		

Number of Equity Holdings = 85

NM= non-meaningful, N/A=not applicable

Sit Dividend Growth Fund

December 31, 2006
(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield[1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Fund	16.1x	4.8%	2.1%	11.0%	8.5%	37.6%
S&P 500 Index	17.1x	4.2%	1.2%	11.0%	7.1%	19.7%
Russell 1000 Value Index	15.9x	4.1%	1.4%	12.8%	5.7%	25.4%
Russell 1000 Growth Index	18.5x	3.7%	0.5%	8.2%	9.1%	10.8%

	Earnings			Balance Sheet / Profitability[1]		
	Earnings Stability[2]	05-06 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Dividend Growth Fund	16.8	14%	11%	17.7%	8.8%	16.9%
S&P 500 Index	19.8	12%	12%	12.8%	7.8%	20.3%
Russell 1000 Value Index	24.7	8%	10%	9.6%	5.8%	28.2%
Russell 1000 Growth Index	21.3	15%	14%	13.4%	6.9%	15.3%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been

Portfolio Market Capitalization Summary

Sit Dividend Growth

December 31, 2006

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	33,600	34.074	37.210	4.0	383,564
MICROSOFT CORP	16,900	27.112	29.860	1.6	293,538
CITIGROUP INC	15,100	48.152	55.700	2.7	273,691
BP PLC ADR	8,200	61.222	67.100	1.8	220,149
PROCTER & GAMBLE CO	9,800	54.758	64.270	2.0	203,656
JOHNSON & JOHNSON	9,800	63.367	66.020	2.1	191,415
TOTAL S A ADR	9,000	60.378	71.920	2.1	174,398
JPMORGAN CHASE & CO	13,350	40.535	48.300	2.1	167,551
NOVARTIS A G ADR	6,800	56.462	57.440	1.3	156,752
GLAXOSMITHKLINE ADR	7,600	52.467	52.760	1.3	151,838
INTL BUSINESS MACHINES CORP	3,200	92.554	97.150	1.0	146,342
AT&T INC	14,400	27.414	35.750	1.7	137,384
UBS AG	6,900	48.204	60.330	1.3	127,002
WELLS FARGO & CO	19,300	31.572	35.560	2.2	120,049
HEWLETT-PACKARD CO	8,100	23.745	41.190	1.1	112,070
PEPSICO INC	7,700	55.484	62.550	1.6	102,712
NOKIA CORP ADR	11,500	17.454	20.320	0.8	83,207
ABBOTT LABORATORIES	10,400	46.688	48.710	1.6	74,763
WYETH	8,300	44.471	50.920	1.4	68,574
U S BANCORP	5,800	33.782	36.190	0.7	63,617
UNITED TECHNOLOGIES CORP	11,100	54.025	62.520	2.2	62,748
LILLY ELI & CO	5,850	55.758	52.100	1.0	58,956
DIAGEO PLC ADR	5,000	58.959	79.310	1.3	53,889
UNITED PARCEL SERVICE INC	3,150	73.063	74.980	0.8	49,921
MOTOROLA INC	11,700	22.009	20.560	0.8	49,703
DUPONT E I DE NEMOURS &	5,900	47.219	48.710	0.9	44,804
EXELON CORP	6,200	54.906	61.890	1.2	41,525
OCCIDENTAL PETROLEUM CORP	11,400	38.001	48.830	1.8	41,070
CATERPILLAR INC	3,300	51.802	61.330	0.7	39,897
HONEYWELL INTERNATIONAL INC	5,200	40.828	45.240	0.8	36,939
EMERSON ELECTRIC CO	11,800	37.663	44.090	1.7	35,302
COLGATE-PALMOLIVE CO	4,200	55.381	65.240	0.9	33,554
MARATHON OIL CORP	7,950	55.496	92.500	2.4	32,516
KIMBERLY CLARK CORP	5,900	61.793	67.950	1.3	31,142
GENERAL DYNAMICS CORP	7,700	61.273	74.350	1.8	30,085
TENARIS S A ADR	3,300	36.843	49.890	0.5	29,448
FRANKLIN RESOURCES INC	2,200	90.481	110.170	0.8	27,932
AUTOMATIC DATA PROCESSING	5,300	45.580	49.250	0.8	27,117
BURLINGTON NORTHERN SANTA FE	3,900	61.896	73.810	0.9	26,513
TXU CORP	4,500	46.996	54.210	0.8	24,895
MCGRAW-HILL COMPANIES INC	7,400	48.091	68.020	1.6	24,093
COSTCO WHOLESALE CORP	3,900	46.233	52.870	0.7	23,914
BEST BUY CO INC	5,100	47.609	49.190	0.8	23,623

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
ACCENTURE LTD BERMUDA	10,200	29.202	36.930	1.2	23,036
CHUBB CORP	4,800	45.968	52.910	0.8	21,780
GENERAL MILLS INC	5,200	49.450	57.600	1.0	19,761
ACE LTD	7,000	50.279	60.570	1.4	19,755
LINCOLN NATIONAL CORP	7,500	54.482	66.400	1.6	18,418
MELLON FINL CORP	10,000	38.630	42.150	1.4	17,504
BECTON DICKINSON & CO	6,800	56.878	70.150	1.5	17,215
SOUTHERN COPPER CORP	3,000	24.981	53.890	0.5	15,869
AIR PRODUCTS & CHEMICALS INC	4,400	59.998	70.280	1.0	15,246
MCKESSON CORP	5,000	51.532	50.700	0.8	15,006
KINDER MORGAN INC	2,850	77.776	105.750	1.0	14,178
LIMITED BRANDS INC	7,900	26.096	28.940	0.7	11,510
AMEREN CORP	4,100	54.073	53.730	0.7	11,082
FREEPORT-MCMORAN COPPER	2,900	56.861	55.730	0.5	10,976
ITT CORPORATION	4,000	49.709	56.820	0.7	10,495
PITNEY BOWES INC	8,500	42.573	46.190	1.3	10,249
V F CORP	4,000	59.267	82.080	1.1	9,174
BARD C R INC	2,800	63.158	82.970	0.7	8,544
ALLIANCEBERNSTEIN HOLDING LP	8,000	50.324	80.400	2.1	6,812
AMB PROPERTY CORP	4,100	41.411	58.610	0.8	5,235
EQUITABLE RESOURCES INC	9,800	30.940	41.750	1.3	5,040
AUTOLIV INC	4,000	47.570	60.300	0.8	4,901
CLAIRES STORES INC	5,100	26.435	33.140	0.5	2,922
PRECISION DRILLING TRUST	6,600	31.310	23.160	0.5	2,906
PERKINELMER INC	13,300	20.504	22.230	1.0	2,734
ASPEN INSURANCE HOLDINGS LTD	9,300	23.393	26.360	0.8	2,511
RPM INTERNATIONAL INC	10,600	18.248	20.890	0.7	2,493
GRANITE CONSTR INC	4,500	50.354	50.320	0.7	2,106
IPC HOLDINGS LTD	7,200	26.726	31.450	0.7	2,001
SHIP FINANCE INTL LTD	7,100	19.518	23.760	0.5	1,728
MACQUARIE INFRASTRUCTURE	11,700	28.153	35.480	1.3	1,333
UAP HLDG CORP	6,300	24.995	25.180	0.5	1,284
OWENS & MINOR INC	8,000	29.648	31.270	0.8	1,257
KAYNE ANDERSON MLP INVSM	22,450	25.561	32.980	2.4	1,248
SYNTEL INC	11,822	20.088	26.800	1.0	1,101
COMPASS MINERALS INTL INC	7,900	26.833	31.560	0.8	1,012
HUGOTON ROYALTY TRUST	10,700	25.652	24.600	0.8	984
LUFKIN INDUSTRIES INC	5,100	55.702	58.080	1.0	888
TSAKOS ENERGY NAVIGATION LTD	3,100	36.943	45.900	0.5	874
CATO CORP NEW	9,600	22.448	22.910	0.7	706
COMPUTER PROGRAMS & SYS INC	3,300	33.462	33.990	0.4	366
GLADSTONE INVT CORP	15,600	14.325	15.310	0.8	254

WEIGHTED AVERAGE:	78,210
UNWEIGHTED AVERAGE:	52,051
MEDIAN:	23,623

Sit Dividend Growth Stock Selection Emphasis

Key Elements: Current Yield, Liquidity, Balance Sheet and Growth Potential


Backtest: Growth of $100 from Dec. 1985 to Dec. 2005
Universe: 1000 Largest U.S. Stocks, excluding Financials, REITs, Real Estate Development and Investment Trusts
Total Returns are quarterly with quintiles rebalanced quarterly
$2,200
$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
9/85 9/86 9/87 9/88 9/89 9/90 9/91 9/92 9/93 9/94 9/95 9/96 9/97 9/98 9/99 9/00 9/01 9/02 9/03 9/04 9/05
Quintile 1: $2,005
Quintile 2: $1,157
Quintile 4: $1,073
Quintile 3: $926
Quintile 5: $864
Non-Dividend Paying: $718

The formula for determining quintile placement was based on the following characteristics (relative to the rest of the dividend paying universe):

High Dividend Yield (30%)

High Free Cash Flow Yield (25%)

Low Dividend Payout Ratio (20%)

Low Net Debt to Capital (15%)

High 5 Year Historical Dividend Growth (10%)

Source: Compustat, FactSet Research Systems, and Sit Investment Associates, Inc.

Financial Sector Weight in S&P 500 and U.S. 10-Year Treasury Yield


Data through December 31, 2005
22.0%
20.0%
18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
Financial Sector Weight in S&P 500
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
U.S. 10-Year Treasury Yield
80 81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05
Financial Sector Weight in S&P 500
U.S. 10-Year Treasury Yield

Note: 12/31/05 Financial Sector weight in Russell 1000 Value benchmark was 37%

12/31/05 Financial Sector weight in Russell 1000 Growth benchmark was 6%

REIT's and Utilities Appear Very Expensive on a Historical Basis

Spread Between Equity REIT and 10-Year Treasury

As of 9/6/2006



Average since 1994
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
(%)
5
4
3
2
1
0
-1
-2
94
95
96
97
98
99
00
01
02
03
04
05
06

Weighted Average REIT Forward FFO Multiples

As of 9/6/2006



+2 Standard Dev.
+1 Standard Dev.
12 Year Avg.
17
15
13
11
9
7
5
6/23/95
11/24/95
4/26/96
9/27/96
2/28/97
8/01/97
1/02/98
6/05/98
11/06/98
4/09/99
9/10/99
2/11/00
7/14/00
12/15/00
5/18/01
10/19/01
3/22/02
8/23/02
1/24/03
6/27/03
11/28/03
4/30/04
10/01/04
3/04/05
8/05/05
1/06/06
6/09/06

Spread Between S&P Utility Index Yield and 10-Year Treasury

As of 9/6/2006



Basis Points

Absolute and Relative S&P Utility Index Spread

As of 9/6/2006



Actual 1-year forward P/E
Current P/E (07E) = 14.7x
Long-run average = 12.0x
Relative to S&P 500
Current = 96%
Long-run average = 68%
Absolute P/E ratios
Utility P/E relative to S&P 500
120%
100%
80%
60%
40%
20%
0%
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06

Note: P/E calculated using I/B/E/S rolling full-year forward earnings estimates. Average is simple weighted. Companies included in the sample are all electric power companies in the ML coverage universe.

Source: Morgan Stanley, October 10, 2006

Sit Dividend Growth Fund

Market Proxy is S&P 500

	December 29, 2006	June 30, 2006	December 30, 2005	June 30, 2005
Beta	0.79	0.83	0.78	0.70
R-Squared	0.95	0.95	0.95	0.93
Total Tracking Error (std. dev.)	4.13	4.04	4.99	6.54
Systematic Risk (variance)	11.98	10.90	18.87	36.82
Stock Specific Risk (variance)	5.04	5.39	6.03	5.95
Total Risk (variance)	17.02	16.29	24.91	42.77
Portfolio Absolute Risk	12.02	13.39	14.11	13.58
Benchmark Absolute Risk	14.72	15.79	17.50	18.59
*Cash Level (2006) / Cash Level (2005)	2.42	2.19	-1.03	0.48
Money Market Fund			1.53	2.54

Largest Contributors to Total Risk (variance)

Description	Contribution	Description	Contribution	Description	Contribution	Description	Contribution
Exxon Mobil Corp.	1.61	Intel Corporation	1.05	Microsoft Corporation	2.28	Microsoft Corporation	4.18
Cisco Systems Inc.	1.13	Google Incorporated	0.85	International Business Machines Co	1.46	Exxon Mobil Corporation	2.76
Intel Corp.	0.90	Bank of America Corporation	0.79	Exxon Mobil Corporation	1.35	Cisco Systems Inc.	2.08
Bank of America Corp.	0.83	Exxon Mobil Corporation	0.76	American International Group Inc.	1.06	International Business Machines Co	2.05
Google Inc. (Cl A)	0.78	Cisco Systems Inc.	0.75	Cisco Systems Inc.	1.05	American International Group Inc.	1.58

** Starting in April 2006, the Money Market Fund is included in the overall Cash Level

Definitions:

Beta – The regression coefficient of the portfolio's return with the market, based on statistical predictions for individual stocks.

R-Squared – The fraction of the portfolio's variance that can be explained by the benchmark.

Total Tracking Error – The standard deviation of the active return. It is the square root of the Total Risk.

Systematic Risk – The variance (relative to the benchmark) arising from actively weighting exposures to factors in the risk model.

Stock Specific Risk – The idiosyncratic variance (relative to the benchmark) arising from actively weighting securities in the portfolio and benchmark.

Total Risk – The total of the risk forecasts (factor + stock specific) (annual %^{2}), measuring the portfolio's absolute volatility.

Portfolio and Benchmark Absolute Risk – The total of the risk forecasts (factor + stock specific) versus cash.

Model Portfolios Use Opportunity Matrix

Dividend Growth

S&P 500: 1418.30
10-Year U.S. Treasury: 4.71%

	CONSERVATIVE GROWTH			HIGH AND CONSISTENT GROWTH	CYCLICAL GROWTH AND OPPORTUNITY		
	High Yield	Low PE	Assets		Intermediate-Term Secular	Economy Sensitive	Special Situations
First Tier (3-5%) 11	Kayne Anderson	Citigroup / JP Morgan Wells Fargo / Wachovia / Mellon / US Bancorp Chubb / ACE Ltd. / IPC Holdings / Aspen Insurance Hldgs	Total / BP	Procter & Gamble / Kimberly Clark Abbott Labs / Johnson & Johnson Novartis / GlaxoSmithKline		General Electric United Technologies Eli Lilly / Wyeth	
Second Tier (2-2$^{1/2}$%) 23	Hugoton Royalty Trust / Precision Drilling Macquarie Infrastructure Ship Finance	Lincoln National AllianceBernstein UBS	Occidental Marathon Oil Kinder Morgan	Diageo Becton Dickinson / C.R. Bard Inc. Accenture/Syntel Pepsico Microsoft Franklin Resources McGraw Hill	Emerson Electric Nokia / Motorola General Dynamics UAP Holdings Tenaris / Lufkin Ind.	Burlington Northern / UPS RPM International Caterpillar	
Third Tier (1-1$^{1/2}$%) 27	AT&T AMB Property Gladstone Inv. Ameron Corp TXU Corp. Exelon Corp.	Pitney Bowes	Equitable Resources	Owens & Minor General Mills McKesson Corp. Automatic Data Processing Colgate-Palmolive Inc. Costco Wholesale V.F. Corp Cato Corp.	Hewlett Packard / IBM ITT Corp Honeywell Compass Minerals Autoliv Best Buy Granite Construction	Claire's Stores Limited Brands Air Products & Chemicals PerkinElmer Inc. Southern Peru Copper Freeport-McMoRan Copper & Gold Co.	Tsakos Energy
Sector Distribution	39%			28%	33%		

Targeted weightings as of 12/31/06

Sit Dividend Growth Fund
Outlook and Key Issues

- Maintaining yield while limiting interest rate and credit risk
- Maintaining "barbell" between cyclical and stable growers; we have shifted holdings to "stability" as current economic cycle matures
- Improving investor sentiment for dividend paying stocks appears to be in early stages
- The environment for significant dividend increases is favorable across many industries and market capitalization
- Continuing to identify unique opportunities across all sectors, geographies
- We believe that focusing on both growth and yield is key to long-term performance